General Electric Company 5 Necco Street Boston, Massachusetts 02210 (617) 443-3000	GE Capital Funding, LLC 901 Main Avenue Norwalk, Connecticut 06801 (617) 443-3000

April 2, 2021

VIA EDGAR
U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	General Electric Company and GE Capital Funding, LLC Registration Statement on Form S-4 (File No. 333-253042)

Ladies and Gentlemen:

General Electric Company and GE Capital Funding, LLC (collectively, the “Registrants”) hereby withdraw their prior acceleration request, dated March 31, 2021, with respect to the Registrants’ Registration Statement on Form S-4 (File No. 333-253042).

Please call Andrew L. Fabens of Gibson, Dunn & Crutcher LLP at (212) 351-4034 should you require further information.

[Signature page to follow]

Sincerely,

GENERAL ELECTRIC COMPANY

By: /s/ Christoph A. Pereira
Name: Christoph A. Pereira
Title: Vice President, Chief Risk Officer and Chief Corporate Counsel

GE CAPITAL FUNDING, LLC

By: /s/ Michael Taets
Name: Michael Taets
Title: President and Sole Manager

cc: Andrew L. Fabens, Esq., Gibson, Dunn & Crutcher LLP